UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GALYAN’S TRADING COMPANY, INC.

(Name of Subject Company (issuer))

DIAMONDBACKS ACQUISITION INC. a wholly-owned subsidiary of DICK’S SPORTING GOODS, INC.

(Names of Filing Persons (Offeror))

Common Stock, no par value

(Title of Class of Securities)

36458R101

(CUSIP Number of Class of Securities)

William R. Newlin, Esq. Executive Vice President and Chief Administrative Officer 300 Industry Drive RIDC Park West Pittsburgh, PA 15275 (724) 273-3400

Copies to:
Lewis U. Davis, Jr., Esq. Jeremiah G. Garvey, Esq. Buchanan Ingersoll PC One Oxford Centre 301 Grant Street, 20th Floor Pittsburgh, PA 15219 (412) 562-8800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[   ] issuer tender offer subject to Rule 13e-4.
[   ] going-private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Dick’s Sporting Goods, Inc. Agrees to Acquire Galyan’s Trading Company, Inc.

PITTSBURGH, Pa., June 21, 2004 - Dick’s Sporting Goods, Inc. (NYSE: DKS) announced today that it and Galyan’s Trading Company, Inc. (NASDAQ: GLYN) have entered into a definitive agreement and plan of merger for Dick’s to acquire all of the issued and outstanding stock of Galyan’s. Under the terms of the agreement, Galyan’s shareholders would receive $16.75 per share in cash. The acquisition is structured as a cash tender offer for all of the issued and outstanding shares of Galyan’s.

Dick’s offer represents a premium of 53% over Galyan’s closing stock price as of June 18, 2004. Based on approximately 18.2 million outstanding Galyan’s shares and the assumption of approximately $57 million in net debt, the transaction would be valued at approximately $362 million.

Dick’s expects to commence the tender offer for the Galyan’s shares on June 28, 2004. The tender offer is contingent upon various conditions, including that a majority of Galyan’s issued and outstanding common stock on a fully diluted basis are being tendered and not withdrawn. The tender offer and the transactions contemplated thereby are anticipated to be completed by October 2004, subject to Hart-Scott-Rodino approval under United States antitrust laws and customary closing conditions.

Holders of Galyan’s common stock who collectively beneficially own approximately 55% of the outstanding common stock through an affiliate of Freeman Spogli & Co. and Limited Brands, Inc., have agreed to tender their shares to Dick’s.

Upon completion of the acquisition of the 47 Galyan’s stores, Dick’s Sporting Goods would operate 216 stores in 32 states. Dick’s and Galyan’s combined generated revenue of approximately $2.2 billion in fiscal 2003. Following the completion of the merger, the combined company will operate from Dick’s Sporting Goods’ corporate headquarters in Pittsburgh, Pennsylvania.

Dick’s Sporting Goods management anticipates that the acquisition will be slightly accretive to its previous diluted earnings per share guidance of $1.27 – 1.28 for fiscal 2004 and is increasing its guidance to $1.28 – 1.30. Dick’s anticipates diluted earnings per share in 2005 of $1.70 – 1.75, an increase of more than 30% over the 2004 guidance. These estimates include savings and synergies, and exclude any merger integration costs. Beginning in 2005, Dick’s Sporting Goods’ management anticipates that there would be approximately $20 million of annualized cost savings and merchandise buying improvements that will result from the acquisition.

“We are excited to have entered into this agreement, which represents an extraordinary opportunity for both Dick’s Sporting Goods and Galyan’s,” said Edward W. Stack, Chairman and Chief Executive Officer of Dick’s Sporting Goods. “Combining the financial discipline, operating metrics, and innovative store design of Dick’s that have led to our industry-leading financial performance, with the people, real estate, and distribution infrastructure of Galyan’s creates a compelling rationale for this transaction.”

“The Dick’s Sporting Goods and Galyan’s store locations are complementary, and the combination of the Galyan’s store design, customer service and premium locations with Dick’s emphasis on execution and inventory management make for a best in class shopping experience. This combination produces minimal overlap while providing a stronger presence in existing markets that have significant remaining in-fill opportunities. We expect to close relatively few stores, some from each chain due to overlap or financial performance.”

Mr. Stack continued, “Galyan’s primary distribution center in Plainfield, Indiana serves the geographic footprint of the combined company very well, and Dick’s intends to continue to operate that facility. The combination of the Galyan’s and Dick’s distribution centers position us to support the logistical needs of our growing company.”

Peter J. Solomon Securities Company Limited and Merrill Lynch & Co. provided financial advisory services to Dick’s Sporting Goods in connection with the transaction.

Conference Call and Simulcast Scheduled to Discuss Acquisition

Management of Dick’s Sporting Goods will conduct a conference call to discuss this acquisition today, at 5:15 p.m. Eastern Time, which will be simulcast on the web on the Company’s web site at http://www.dickssportinggoods.com/investors. Slides to accompany the presentation also can be downloaded from the Company’s web site.

For those who cannot listen to the live broadcast, the webcast will be archived on the Company’s web site for approximately 30 days. In addition, a dial-in replay will be available shortly after the call. To listen, investors should dial (888) 286-8010 (domestic callers) or (617) 801-6888 (international callers) and enter confirmation code 53361710. The dial-in replay will be available for 30 days following the live call.

Additional Information

The tender offer described herein has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Galyan’s. At the time the tender offer is commenced, Dick’s will file a tender offer statement with the U.S. Securities and Exchange Commission. Galyan’s shareholders are strongly advised to read the relevant tender offer documents (including an Offer to Purchase, a Letter of Transmittal, the Solicitation/Recommendation Statement of Galyan’s and other documents) that will be filed with the SEC, because they will contain important information that Galyan’s shareholders should consider before tendering their shares. These documents will be available free of charge on the SEC’s web site, www.sec.gov.

Forward Looking Statements

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities

Litigation Reform Act of 1995. You can identify these statements by forward looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “guidance,” “estimate,” “intend,” “predict,” and “continue” or similar words. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Dick’s actual results in future periods to differ materially from forecasted results. Those risks and uncertainties are more fully described in the Company’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on April 8, 2004, and ones associated with combining businesses and achieving expected savings and synergies. Dick’s disclaims any obligation to update any such factors or to publicly announce results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

About Dick’s Sporting Goods, Inc.

Pittsburgh-based Dick’s Sporting Goods, Inc. is an authentic full-line sporting goods retailer offering a broad assortment of brand name sporting goods equipment, apparel, and footwear in a specialty store environment. As of May 1, 2004, the Company operated 169 stores in 27 states throughout the Eastern half of the U.S.

About Galyan’s Trading Company, Inc.

Galyan’s is a specialty retailer that offers a broad range of products that appeal to consumers with active lifestyles, from the casual consumer to the serious sports enthusiast. Galyan’s operates 47 stores in 21 states and offers outdoor and athletic equipment, apparel, footwear and accessories, as well as casual apparel and footwear.

Dick’s Sporting Goods, Inc. news releases are available at http://www.dickssportinggoods.com/ (click on the Investor Relations link at the bottom of the home page).

Contact:

Michael F. Hines EVP – Chief Financial Officer or
Jeffrey R. Hennion, SVP – Strategic Planning
724-273-3400
investors@dcsg.com